UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AMENDMENT NO. 4*

Axovant Sciences Ltd.

(Name of Issuer)

Common Shares, $0.00001 par value per share

(Title of Class of Securities)

G0750W104

(CUSIP Number)

Andrew Genser General Counsel 55 Railroad Avenue Greenwich, Connecticut 06830 203-863-5062

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Performance LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Equities LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Equities II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). VGE III Portfolio Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Long Fund GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Long Fund Master Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Opportunities GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Opportunities Portfolio GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Viking Global Opportunities Illiquid Investments Sub-Master LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	PN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). O. Andreas Halvorsen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). David C. Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No.  G0750W104

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Rose S. Shabet

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	99,285,714

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	99,285,714

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	65.2%

14.	Type of Reporting Person (See Instructions)	IN

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016, as amended and supplemented by Amendment No. 1 filed on June 14, 2017, Amendment No. 2 filed on July 6, 2017 and Amendment No. 3 filed on June 7, 2018 (as so amended and supplemented, the “Original Schedule 13D”), with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Items 3, 4 and 5 are hereby amended and supplemented to add the following:

Item 3. Source and Amount of Funds or Other Consideration

This Amendment amends and restates the third sentence of the first paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

“Roivant directly owns the 99,285,714 Common Shares reported herein.”

Item 4.  Purpose of Transaction

This Amendment amends the Original Schedule 13D to add the following paragraph to Item 4 of the Original Schedule 13D:

“On December 18, 2018, upon the closing of the Issuer’s underwritten public offering of Common Shares conducted pursuant to a registration statement on Form S-3 (the “Offering”), Roivant purchased 10,000,000 Common Shares from the underwriters of the Offering at the public offering price of $1.00 per share. Roivant purchased the Common Shares using cash on hand. Roivant purchased the 10,000,000 Common Shares in the Offering to maintain its investment in the Issuer following the Offering. As the Issuer’s majority shareholder, Roivant may provide additional financing to the Issuer from time to time in the form of an investment in equity or debt securities of the Issuer or loans, including in connection with business development transactions or financing commitments in relation thereto.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second paragraph of Items 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

“The Reporting Persons do not directly own any Common Shares. As described in Item 4 above, the Reporting Persons may be deemed to beneficially own the Common Shares owned directly by Roivant as a result of the Override Right. The aggregate number and percentage of Common Shares owned directly by Roivant (and which may be deemed to be beneficially owned by each Reporting Person) are, as of the date hereof: 99,285,714 Common Shares, representing 65.2% of the issued and outstanding Common Shares of the Issuer.”

This Amendment amends and restates the thirteenth paragraph of Items 5(a)-(b) of the Original Schedule 13D in their entirety as set forth below:

“The percentage of outstanding Common Shares of the Issuer that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. This percentage was calculated based on 152,175,480 Common Shares outstanding, as reported in the Issuer’s prospectus supplement for the Offering filed with the SEC pursuant to Rule 424(b)(5) under the Act on December 17, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

By:/s/ O. Andreas Halvorsen

By: O. Andreas Halvorsen - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ David C. Ott

By: David C. Ott - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP

By: /s/ Rose S. Shabet

By: Rose S. Shabet - individually and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES LP, VIKING GLOBAL EQUITIES II LP and VGE III PORTFOLIO LTD., and as an Executive Committee Member of Viking Global Partners LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP